Group Environmental Report for 2006 published

Berlin, August 30, 2006 - Schering (FSE: SCH, NYSE: SHR) has been successfully upholding its commitment to safety, health care and environmental protection. This, together with its social commitment, is documented in the company's current Group Environmental Report, published every two years.

For example, emissions at the company's pharmaceutical production sites were further decreased thanks to the use of the latest technology and the replacement of older equipment. The implementation of a modernized central wastewater treatment plant at Schering's largest production site in Bergkamen led to a considerable reduction in the amount of wastewater. In addition, energy saving measures were implemented at many sites as well as individual photovoltaic projects to lower the amount of CO2 emissions. It was also possible to reduce the number of occupational accidents throughout the Group.

"Society and the environment need corporate responsibility. We believe a balance of economic, environmental and social interests is a key to long-term success", said Dr. Karin Dorrepaal, Member of the Executive Board at Schering AG responsible for Industrial Operations & Environment, as well as Corporate Procurement. "Our research activities and innovative abilities are of both corporate and social significance. We help in recognizing diseases, to cure them and so prolong life."

As part of its comment to better health care, alongside further measures to supply medicine, Schering made some 35 million cycles of oral contraceptives available as well as two million contraceptive injections in the last year alone. In this way, the company supports family planning projects in developing countries.


Further information
A printed version of the Group Environmental Report, published in German and English, is available free of charge from Schering AG, Corporate Communication, Ms. Kerstin Buscher, (Tel.: +49-30-468 121 22, Fax: +49-30-468 166 46, e-mail: kerstin.buescher@schering.de). The Report is also available on the Internet - together with a Spanish version - at www.schering.de in the Media Center, under the rubric Company Reports.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


Your contacts at Corporate Communication
Media Relations:
Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Gabriele Liebmann-El Badry, T: +49-30-468 156 25, gabriele.liebmannelbadry@schering.de


Further information at: www.schering.de